Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS

OF

INTERMUNE, INC.

(A DELAWARE CORPORATION)

August 19, 2013

Pursuant to the resolutions duly adopted by the Board of Directors of InterMune, Inc., a Delaware corporation (the “Company”), effective August 19, 2013, the Amended and Restated Bylaws of the Company, effective as of March 22, 2010 (the “Bylaws”), are amended as follows.

A new Article XV Section 48 is hereby added to the Bylaws as follows:

“ARTICLE XV

FORUM FOR ADJUDICATION OF DISPUTES

SECTION 48. Forum for Adjudication of Disputes. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the corporation’s Certificate of Incorporation or these Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 48.”